October 27, 2006

Steven J. Wagenheim
Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

> RE: Granite City Food & Brewery Ltd.
>   Form 10-KSB for the Fiscal Year Ended December 27, 2005
>   Form 10-QSB for the quarterly period ended June 27, 2006
>   Form 8-K dated August 1, 2006
>
>   File No. 000-29643

Dear Mr. Wagenheim:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 27, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1. We note from your disclosure on page 15 that "other income and expense"
    represents among other things loss on disposal of assets. Please revise your future
    filings to include loss on disposal of assets as a component of operating income
    (loss) rather than other income and expense, as required by paragraph 45 of SFAS
    No. 144.

Note 5 - Deferred rent and rent incentive, page F-12

2. Reference is made to the second paragraph. Please explain how you accounted
    for the change in accrual method from accruing rent costs beginning at the
    commencement of the lease term to accruing lease costs during the construction
    period within your financial statements under APB No. 20. Specifically tell us
    whether the change was material to your financial statements for the period
    affected and if so, why it was not accounted for as a correction of an error. If you
    determined the change was not material, please provide us with your analysis
    which supports the basis for your conclusion. We may have further comment
    upon receipt of your response.

Note 10 – Commitments and contingencies

Development agreement
Kansas City, Kansas Lease
Olathe and West Wichita, Kansas Leases, page F-18

3. We note from your disclosure that in October 2002 you entered into a
    development agreement with Dunham Capital Management L.L.C. (the
    "Developer") for the development of your restaurants. Based on your description
    of the development agreement, it appears that your are heavily involved in all
    aspects of the development and construction of each restaurant that is constructed
    on a built-to-suit basis, for you to then lease based on the terms of the
    development agreement. It appears that as of December 27, 2005, eight
    restaurants had been constructed for you under this development agreement and in
    April 2005, June 2005 and January 2006 you entered into three other lease
    agreements under terms specified in the development agreement for three
    additional restaurants.   Considering the significance of the above transactions,
    please tell us in detail how you evaluated and determined whether or not you

should be considered the owner of the assets (i.e. restaurant and land) during the construction period, supported with the guidance in EITF 97-10. Also tell us if under your built-to-suit lease and development agreements you provide guarantees that meet any of the characteristics found in paragraph 3 of FIN No.45 and your accounting treatment. Additionally, please tell us and disclose in future filings the nature and amounts associated with the items that comprise the "construction in progress" balances disclosed on page F-11. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended June 27, 2006

Note 3 - Commitment and Contingencies, page 6

4. Reference is made to your West Wichita, Kansas lease. We note that you indicate in your disclosure that rental costs associated with the operating lease incurred during the construction period have been recognized as pre-opening costs, and will be include in income from continuing operations in the Company's third quarter financial statements. In this regard, please clarify in the notes to your consolidated financial statements that you have recorded the rental costs associated with the operating lease during the construction period as pre-opening costs in the period the expense was incurred rather than when the lease term commenced in July 2006.

Form 8-K dated August 1, 2006

Exhibit 99

5. We note from your penultimate paragraph in exhibit 99 to you Form 8-K dated August 1, 2006 that you use restaurant-level EBITDA and restaurant-level EBITDA as a percentage of revenue as internal measurements of restaurant-level operating performance. Please provide us with and furnish in your future Form 8-K a statement disclosing why management believes these non-GAAP financial measure provide useful information to investors and the additional purposes for which management uses these non-GAAP measures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Peter Hausback, Chief Financial Officer
(952) 215-0661